瑞生國際律師事務所有限法律責任合夥 March 5, 2021	18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2912.2500 Fax: +852.2912.2600 www.lw.com 香港中環康樂廣場八號交易廣場第一座十八樓

CONFIDENTIAL AND VIA EDGAR Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	FIRM / AFFILIATE OFFICES
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Milan

Re:	Ucommune International Ltd. Confidential Submission of Draft Registration Statement on Form F-1

On behalf of our client, Ucommune International Ltd., an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we hereby submit a draft registration statement on Form F-l (the “Draft Registration Statement”) relating to the resale from time to time by certain selling shareholders of certain securities of the Company and the issuance by the Company of certain securities of the Company (the “Proposed Offering”) in the United States.

The enclosed draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms that it will publicly file its registration statement and nonpublic draft submission in respect of the Proposed Offering such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended.

Resident Partners: Josef S. Athanas Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Simon J. Cooke	Sungjin Kang Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar Qiuning Sun	Terris C. C. Tang Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Benjamin B. R. Carale (New York) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California)	Benjamin P. Su (New York) Allen C. Wang (New York) Richard Watkins (England & Wales) Daying Zhang (New York)

March 5, 2021

If you have any questions regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

cc:	Zhuangkun He, Chief Executive Officer, Ucommune International Ltd. Cheong Kwok Mun, Chief Financial Officer, Ucommune International Ltd. Charles Yin, Engagement Partner, Marcum Bernstein & Pinchuk LLP